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     To   BP Prudhoe Bay Royalty Trust                        Date April 1, 2002
          C/o Marie Trimboli

     From Joseph J Burke                                      Ref 10K LETTER.doc
          KPMG LLP

          SEC 10-K filing

          Pursuant to Statement of Financial Accounting Standards No. 69 - "Disclosures About Oil and Gas Producing Activities" ("FASB 69"), BP Prudhoe Bay Royalty Trust is required to include in its financial statements supplementary information regarding estimates of quantities of proved reserves attributable to the Trust and future net cash flows. The above referenced information was not available for audit as of the filing date. I understand that the supplementary information is being compiled and will be available shortly.